UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.   20549

                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934

                    (Amendment No.________)*


                 MassMutual Corporate Investors
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)

                            576292106
                         (CUSIP Number)




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [X] Rule 13d-1(b)

     [ ] Rule 13d-1(c)

     [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





CUSIP No. 576292106

1.   Name of Reporting Person: MassMutual Life Insurance Company

     I.R.S. Identification No. of  above person:  02-1590850


2.   Check the Appropriate Box if a Member of a Group: N/A


3.   SEC Use Only


4.   Citizenship or Place of Organization: Commonwealth Of
     Massachusetts


Number of             5. Sole Voting Power:         854,920 Shares
Shares Beneficially
Owned by Each         6. Shared Voting Power:       0 Shares
Reporting Person
With:                 7. Sole Dispositive Power     854,920 Shares

                      8. Shared Dispositive Power   0 Shares


9.   Aggregate Amount Beneficially Owned by Each Reporting
     Person:        854,920 Shares


             MassMutual holds a $20,000,000 Senior Fixed Rate
             Convertible Note which is convertible into an equivalent dollar amount of common shares.

10.  Check if the Aggregate Amount in Row (9) Excludes Certain
     Shares (See Instructions)

                         N/A

11.  Percent of Class Represented by Amount in Row (9):     9.1%


12.  Type of Reporting Person:     IC


Item 1.   (a) Name of Issuer:

               MassMutual Corporate Investors

          (b)  Address of Issuers Principal Executive Offices:

               1295 State Street
               Springfield, MA  01111

Item 2.   (a) Name of Person Filing:

              MassMutual Life Insurance Company

          (b) Address of Principal Business Office:

              1295 State Street
              Springfield, MA   01111

          (c)  Citizenship:

               Organized under the laws of the Commonwealth of Massachusetts

          (d)  Title of Class of Securities:

               Common Shares, par value $1.00

          (e) CUSIP Number:   576292106

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), person filing is:

          (c) An Investment Adviser in accordance with 240.13d-
              1(b)(1)(ii)(E)

Item 4.        Ownership

          (a) Amount beneficially owned:     854,920 Shares

          (b) Percent of class:              9.1%

          (c) Number of shares as to which the person has:

               (i)   Sole power to vote or to direct the vote:
                     854,920
               (ii)  Shared power to vote or to direct the vote;
                     0 shares
               (iii) Sole power to dispose or to direct the
                     disposition of:     854,920
               (iv)  Shared power to dispose or to direct the
                     disposition of:       0 shares

Item 5.        Ownership of Five Percent or Less of a Class:
               N/A

Item 6.        Ownership of More than Five Percent on Behalf of
               Another Person:     N/A

Item 7.        Identification and Classification of the
               Subsidiary Which Acquired the Security
               Being Reported on by the Parent Holding Company:  N/A

Item 8.        Identification and Classification of Members of
               the Group:          N/A

Item 10.       Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 19, 1999

/s/ Charles C. McCobb, Jr.



Charles C. McCobb, Jr.
Managing Director